Marizyme, Inc.

2950 E. Harmony Road, Suite 255

Fort Collins, CO 80528

January 30, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Tonya K. Aldave

Re:Marizyme, Inc.

Registration Statement on Form 10-12G

Response Dated December 11, 2018

File No. 000-53223

Dear Ms. Aldave:

We hereby submit the responses of Marizyme, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 21, 2018, providing the Staff’s comments with respect to the Company’s Responses dated December 11, 2018 submitted to the Staff on December 11, 2018.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Response Dated December 11, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Statements of Operations, page 5

1.We refer to your response to comment three.

•It is not clear why you cannot clearly distinguish operations and cash flows if all the amounts presented in the financial statements relate to your investment in GROUP, i.e., that is all the company held.  Please advise.  Clarify if you retained any software businesses after the spin-off.

Response: As explained in our previous response to the Staff’s comment three and as further explained in our responses to this comment one, below, we believe that because our investment in the GROUP shares did not consitiute an equity basis investment or our operation of a business, our sale of those shares did not constitute “discontinued operations” and our disclosure in the Form 10-Q is materially adequate. The Company did not retain any software businesses after the spin-off of the GROUP shares.  However, we did have some final residual revenues of $542 in the quarter ended September 30, 2018, from sales of services.

•Also, explain to us why you were not accounting for your 23.9% investments in GROUP under the equity method and tell us how you were accounting for your 23.9% interest and the basis for your accounting.

Response: The Company did not account for the investment in GROUP on the equity basis because it did not have any influence on the operating and financial policies of GROUP.  The Company’s approach was in accordance with ASC 323-10.  (Note - This is the same reason why the Company did not account for the sale as a sale of discontinued operations.)

•Tell us what entity the revenues reported in 2018 relate to or confirm that the revenues relate to GROUP.

Response: We accounted for the final $542 in services revenue as income to the Company. These residual revenues and expenses related to an asset that was sold in previous periods, but there was no net income from this source.

U.S. Securities and Exchange Commission

January 30, 2019

•Explain why you do not believe your 23.9% interest in GROUP is a business.

Response: The Company never had any influence on the operating and financial policies of GROUP. Therefore, we do not believe that the Company’s investment in shares of GROUP is or ever was a business.  The Company’s approach has been in accordance with ASC 323-10.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 36

2.Refer to your response to comment one.  Please confirm that in future filings you will describe the changes in both the Operating Expenses line item and the General Expenses line item separately.

Response:  We hereby confirm that in future periodic report filings with the Commission,  the Company will describe the changes in both the Operating Expenses line item and the General Expenses line item separately.

Note 8. Assets and Liabilities Held for Sale, page F-12

3.Please refer to your response to comment two.  Please explain why you used 2,945,691 shares for the fair value at March 31, 2018 when the disclosure on page 7 states the Company’s interest was 1,198,324 shares.

Response: On June 1, 2018 we transferred 2,945,691 shares of GROUP along with other related liabilities held for sale to our subsidiary, X-Assets Enterprises, Inc. (“X-Assets”) pursuant to the terms of the Assignment and Assumption Agreement (the “Agreement”) between the Company and X-Assets.  In accordance with the terms of the Agreement, we sold 1,747,367 of the GROUP shares to eliminate $628,447 of the related liabilities that had been transferred to Group pursuant to the Agreement. As a result of this sale, we disclosed on page 7 that at the time of the filing we then owned 1,198,324 shares of GROUP through our subsidiary X-Assets.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters relating to our report filings with the Commission, please contact the undersigned at (925) 400-3123 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at (202) 869-0888, ext. 103.

Sincerely,

Marizyme, Inc.

By: /s/ Michael K. Handley

     Michael K. Handley

     Chief Executive Officer

cc:Louis A. Bevilacqua, Esq.